Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

A.D.A.M., INC.

ONE

The name of the Corporation is A.D.A.M., INC.

TWO

The Corporation shall have perpetual duration.

THREE

The Corporation shall have authority to be exercised by the Board of Directors to issue not more than 1,000 shares of common stock, no par value.

FOUR

Shareholders shall not have the preemptive right to acquire un-issued shares of the Corporation.

FIVE

The initial registered office of the Corporation shall be at 5 Concourse Parkway, Suite 3200, Atlanta, Georgia 30028, Fulton County, Georgia. The initial registered agent of the Corporation shall be Robin Raina.

SIX

The incorporator’s name is Charles M. Harrell and the incorporator’s address is Carlton Fields, P.A., 1201 W. Peachtree St. NE, Suite 3000, Atlanta, GA 30309.

SEVEN

The mailing address of the initial principal office of the Corporation is 5 Concourse Parkway, Suite 3200, Atlanta, Georgia 30028, Fulton County, Georgia.

EIGHT

The following person, having the following mailing address, shall serve as the initial sole director of the Corporation until the first annual meeting of the stockholders of the Corporation or until his successor is elected and qualified:

Robin Raina	5 Concourse Parkway, Suite 3200 Atlanta, Georgia 30328

The number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the bylaws of the Corporation. Each director of the Corporation shall be entitled to one vote per director on all matters voted or acted upon by the Board of Directors.

NINE

Any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all of the shareholders entitled to vote on the action or by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted. The action must be evidenced by one or more written consents bearing the date of signature and describing the action taken, signed by the shareholders entitled to take action without a meeting and delivered to the Corporation for inclusion in the minutes or filing with the corporate records.

TEN

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of a duty care or other duty as a director of the Corporation, except for liability: (i) for any appropriation, in violation of his or her duties, of any business opportunity of the Corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of the law; (iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code; or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment or repeal of this provision, nor the adoption of any provision of the Articles of Incorporation inconsistent with this provision, shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any act or omission of such director occurring prior to such amendment, repeal or adoption of an inconsistent provision. If the Georgia Business Corporation Code hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided for herein, shall be limited to the fullest extent permitted by the amended Georgia Business Corporation Code.

IN WITNESS WHEREOF, the undersigned executes these Articles of Incorporation.

Dated this 26th day of August, 2010.

/s/ Charles M. Harrell Charles M. Harrell
Incorporator
Carlton Fields, P.A.
1201 W. Peachtree St., NE
Suite 3000
Atlanta, Georgia 30309